UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K/A
(Amendment No. 1)
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2025
Commission File Number 001-39349
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DoubleDown Interactive Co., Ltd.
(Translation of registrant’s name into English)
__________________________
Joseph A. Sigrist, Chief Financial Officer
c/o DoubleDown Interactive, LLC
605 5th Avenue, Suite 200
Seattle, WA 98104
+1-206-408-4545
(Address of principal executive offices)
__________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form40-F

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (this “Amendment”) amends the report on Form 6-K previously filed by DoubleDown Interactive Co., Ltd. (the “Company”) on May 13, 2025 (the “Original 6-K”) to correct the hyperlink on Exhibit 99.2 to the Original 6-K, which should contain the Company’s interim financial statements for the three months ended March 31, 2025. Except as described above, this Amendment does not amend, update or restate any information set forth in the Original 6-K or reflect any events that occurred subsequent to the original date of the Original 6-K.
Issuance of Press Release
On May 13, 2025, DoubleDown Interactive Co., Ltd. (the “Company”) issued a press release announcing its unaudited financial results for the first quarter ended March 31, 2025, together with its unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025.
This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267422), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of the Company, dated May 13, 2025

99.2	Unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2025

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOUBLEDOWN INTERACTIVE CO., LTD.

Date: May 23, 2025

	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer